DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com

Matt Adler
matt.adler@dlapiper.com
T 206.839.4816
F 206.494.1826

June 10, 2010

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo Holdings, Inc.
Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010 and April 30, 2010, respectively
File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo Holdings, Inc. (the “Company”) with respect to your letter to the Company, dated May 27, 2010 (the “Comment Letter”), which provides comments on behalf of staff of the Division of the Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings. The Comment Letter requests that the Company respond within 10 business days or tell the Staff when the Company will provide a response. As communicated to the Staff by phone, the Company plans to provide a response by June 18, 2010.

Please do not hesitate to contact the undersigned if you have any questions.

Sincerely,

/s/ Matt Adler
Matt Adler

cc:	Ms. Megan Akst, Staff Accountant (SEC Division of Corporate Finance)
Mr. Michael Johnson, Staff Attorney (SEC Division of Corporate Finance)
Ms. Maryse Mills-Apenteng, Special Counsel (SEC Division of Corporate Finance)
Mr. Steve Zhang (AsiaInfo Holdings, Inc.)
Ms. Wei Li (AsiaInfo Holdings, Inc.)
Ms. Susie Shan (AsiaInfo Holdings, Inc.)